UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________

SCHEDULE 13D
(Amendment No. __)*
Under the Securities Exchange Act of 1934

FIBROCELL SCIENCE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

315721100
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Intrexon Corporation Attention: Legal 20358 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809

October 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 315721100	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000,000
	8	SHARED VOTING POWER 32,938,000
	9	SOLE DISPOSITIVE POWER 200,000,000
	10	SHARED DISPOSITIVE POWER 32,938,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,938,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 315721100	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NRM VII Holdings I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 200,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 315721100	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Intrexon Corporation I.R.S. IDENTIFICATION NO.: 26-0084895
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,938,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,938,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,938,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 315721100	Page 5 of 11

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (the “Statement”), relates is the common stock, par value $0.001 per share (the “Common Stock”), of Fibrocell Science, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 405 Eagleview Blvd., Exton, Pennsylvania 19341.

Item 2.	Identity and Background.

This Statement is being filed on behalf of Mr. Randal J. Kirk (“Mr. Kirk”), NRM VII Holdings I, LLC a Virginia limited liability company that is controlled by Mr. Kirk (“NRM VII Holdings”), and Intrexon Corporation, a Virginia corporation that is controlled by Mr. Kirk (“Intrexon” and, together with Mr. Kirk and NRM VII Holdings, the “Reporting Persons”).

(a)-(c)          The address of the principal business office of Mr. Kirk is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. The address of the principal business office of NRM VII Holdings is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. The address of the principal business office of Intrexon is 20358 Seneca Meadows Parkway, Germantown, Maryland 20876. The present principal occupation/employment of Mr. Kirk is Chief Executive Officer and Senior Managing Director of Third Security, LLC, an investment management firm founded by Mr. Kirk. Mr. Kirk also serves as the Chairman and Chief Executive Officer of Intrexon. The principal business of NRM VII Holdings is investment. The principal business of Intrexon is employing modular DNA control systems to enhance capabilities, improve safety and lower cost in human therapeutics, protein production, industrial products and agricultural biotechnology.

(d)-(e)          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 Mr. Kirk is a citizen of the United States. NRM VII Holdings is a limited liability company organized under the laws of the Commonwealth of Virginia. Intrexon is a corporation organized under the laws of the Commonwealth of Virginia.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 5, 2012, Fibrocell Science, Inc. (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers an aggregate of 450,000,000 shares of Company common stock (“Common Stock”) at a purchase price of $0.10 per share for a total offering amount of $45.0 million (the “Offering”). The Company closed the Offering on October 9, 2012, and on such date issued 450,000,000 shares of Common Stock. As of October 10, 2012, the Company had received $43.0 million in gross proceeds from the Offering with the remaining $2.0 million in subscribed proceeds expected to be received by mid-November from a single foreign investor.

CUSIP No. 315721100	Page 6 of 11

In connection with the Purchase Agreement, the Company also entered into a registration rights agreement with the Purchasers (the “Registration Rights Agreement”), which requires the Company to register the resale of the shares of Common Stock issued pursuant to the Purchase Agreement, excluding shares of Common Stock issued to certain significant stockholders in the Offering (the “Excluded Shares”). Under the Registration Rights Agreement, the Company is required to file the registration statement (excluding the Excluded Shares) and the registration statement must be declared effective within 120 days (or 90 days to the extent the registration statement will not be reviewed by the Securities and Exchange Commission), or the Company will be required to pay liquidated damages as set forth in the Registration Rights Agreement. With respect to the Excluded Shares held by such significant stockholders, the Company has agreed to provide such stockholders with a demand registration right covering the Excluded Shares.

The terms of the Offering are set forth in the Purchase Agreement and the terms of the Registration Rights Agreement are set forth in the Registration Rights Agreement, which documents were filed as Exhibits 10.1 and 10.2, respectively, to the Company’s Current Report on Form 8-K dated October 5, 2012 and filed on October 9, 2012 and are incorporated herein by reference. The foregoing descriptions are summaries of the agreements incorporated by reference into this filing, are not complete and are subject to and qualified in their entirety by reference to the full agreements incorporated by reference herein.

On October 5, 2012, the Company entered into an Exclusive Channel Collaboration Agreement (the “Channel Agreement”) with Intrexon that governs a “channel collaboration” arrangement governing a strategic collaboration for the development and commercialization of genetically modified and non-genetically modified autologous fibroblasts and autologous dermal cells in the United States (the “Fibroblast Program”). The Channel Agreement establishes committees comprised of Company and Intrexon representatives that will govern activities related to the Fibroblast Program in the areas of project establishment, chemistry, manufacturing and controls, clinical and regulatory matters, commercialization efforts and intellectual property.

The Channel Agreement grants the Company an exclusive license to use proprietary technologies and other intellectual property of Intrexon to research, develop, use, import, export, make, have made, sell, and offer for sale certain products in the Field in the United States (the “Territory”). The “Field” includes: (a) the enhanced production and purification of non-genetically modified autologous fibroblasts for all aesthetic and therapeutic indications; (b) the enhanced production and purification of non-genetically modified autologous dermal cells for aesthetic and therapeutic treatment of dermal, vocal cord, and periodontal indications; (c) the development of genetically modified autologous fibroblasts for all aesthetic and therapeutic indications; and (d) the development of genetically modified autologous dermal cells for aesthetic and therapeutic treatment of dermal, vocal cord, and periodontal indications.

Pursuant to the Channel Agreement, the Company will engage Intrexon for support services for the development of new products covered under the Channel Agreement and will reimburse Intrexon for its fully-loaded cost for time and materials for transgenes, cell processing, or other work performed by Intrexon for such research and manufacturing. The Company will pay quarterly cash royalties on improved products equal to one-third of cost of goods sold savings less any such savings developed by the Company outside of the Channel Agreement. On all other developed products, the Company will pay Intrexon quarterly cash royalties of 7% on aggregate annualized net sales up to $100 million, and 14% on aggregate annualized net sales greater than $100 million. Sales from the Company’s currently marketed products (including new indications) will not be subject to royalty payments unless they are improved upon through the Channel Agreement.

CUSIP No. 315721100	Page 7 of 11

During the term of the Channel Agreement, the Company agreed that it would not collaborate with third parties in the Field and Territory in competition with the activities being conducted by the parties, and would not utilize Intrexon technology outside of the Fibroblast Program. Intrexon agreed that it would not enter into any other channel collaboration agreement in the Field and Territory. During the term of the Channel Agreement, the Company agreed to use diligent efforts to develop and commercialize improved products and novel products within the Field.

The Channel Agreement may be terminated by either party for material breach by the other party if such breach remains uncured for 60 days. The Channel Agreement may be terminated by Intrexon if the Company fails to exercise diligent efforts in developing products through the collaboration, or if Intrexon must consolidate the financial statements of the Company and the Company fails to provide certain disclosure materials to Intrexon. The Company may terminate the Channel Agreement with 90 days written notice to Intrexon. Upon such termination, (a) the products covered by the Channel Agreement in active and ongoing Phase II or III clinical trials or later stage development through the Channel Agreement shall be entitled to be continued by the Company with a continuation of the related royalties for such products, and (b) all rights to products covered by the Channel Agreement still in an earlier stage of development shall revert to Intrexon.

On October 5, 2012, the Company entered into a Stock Issuance Agreement with Intrexon pursuant to which the Company agreed to issue to Intrexon a number of shares of Common Stock valued at approximately $3.3 million based on a per share value of $0.10 per share (the “Technology Access Shares”), which issuance will be deemed paid in partial consideration for the execution and delivery of the Channel Agreement. In connection with the issuance of the Technology Access Shares, Intrexon became a party to the Registration Rights Agreement, which provides Intrexon with a demand registration right with respect to the resale of the Technology Access Shares. The terms of the Stock Issuance Agreement are set forth in the Stock Issuance Agreement included as Exhibit 10.3 to the Company’s Current Report on Form 8-K dated October 5, 2012 and filed on October 9, 2012, which document is incorporated herein by reference. The foregoing description is a summary of the Stock Issuance Agreement incorporated by reference into this filing, is not complete and is subject to and qualified in its entirety by reference to the full agreement incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the shares disclosed hereunder for investment purposes and as partial consideration for the execution and delivery of the Channel Agreement. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of Common Stock or other capital stock of the Company outside of those contemplated by the Purchase Agreement or the Stock Issuance Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Company that they now own or may hereafter acquire. Any decision of the Reporting Persons to increase their holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

CUSIP No. 315721100	Page 8 of 11

At the date of this Statement, the Reporting Persons have plans or proposals which would result in:

(d)                A change in the present board of directors of the Company.

Effective upon the closing of the Offering, the Company’s board of directors approved the appointment of Messrs. Marcus Smith, 58, and Julian Kirk, 38, to the Company’s board of directors, which was a condition of the Offering. Mr. Smith is Senior Managing Director and General Counsel of Third Security, LLC, and Mr. Kirk is a Managing Director of Third Security, LLC. The Company has not established any board committees at this time.

Effective upon the closing of the Offering, Drs. Robert Langer and George Korkos resigned from the Company’s board of directors. The resignations were not due to a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Except as described above, at the date of this Statement, each of the Reporting Persons have no present plans or proposals which would result in:

(a)                The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)                An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

(c)                A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)                Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                Any material change in the present capitalization or dividend policy of the Company;

(f)                 Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

CUSIP No. 315721100	Page 9 of 11

(g)                Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)                Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                 A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                 Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)  See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 99,194,988 shares of Common Stock issued and outstanding as of October 5, 2012, increased by: (i) 450,000,000 shares of Common Stock issued in the Offering; (ii) 32,938,000 shares of Common Stock issued to Intrexon pursuant to the Stock Issuance Agreement; (iii) 47,928,000 shares of Common Stock issued in connection with conversion of all outstanding shares of preferred stock of the Company at the closing of the Offering; (iv) 21,549,212 shares of Common Stock issued in connection with conversion of certain convertible notes of the Company at the closing of the Offering; and (v) 7,825,000 shares of Common Stock issued to John Carris Investments, LLC, a co-placement agent for the Offering.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	232,938,000	35.3%	200,000,000	32,938,000	200,000,000	32,938,000
NRM VII Holdings I, LLC	200,000,000	30.3%	200,000,000	--	200,000,000	--
Intrexon Corporation	32,938,000	5.0%	—	32,938,000	—	32,938,000

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings and Intrexon.

(c)                Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)          Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ responses to Items 3 and 4 are incorporated herein by reference.

CUSIP No. 315721100	Page 10 of 11

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Securities Purchase Agreement by and between the Company and NRM VII Holdings dated as of October 5, 2012 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated October 5, 2012 and filed October 9, 2012, and incorporated herein by reference)

Exhibit 2
Registration Rights Agreement by and between the Company and NRM VII Holdings dated October 5, 2012 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated October 5, 2012 and filed October 9, 2012, and incorporated herein by reference)

Exhibit 3
Stock Issuance Agreement by and between the Company and Intrexon dated as of October 5, 2012 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated October 5, 2012 and filed October 9, 2012, and incorporated herein by reference)

Exhibit 4	Joint Filing Agreement, dated as of October 15, 2012, by and among Mr. Kirk, NRM VII Holdings and Intrexon

CUSIP No. 315721100	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2012

/s/ Randal J. Kirk
Randal J. Kirk

NRM VII HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1
Securities Purchase Agreement by and between the Company and NRM VII Holdings dated as of October 5, 2012 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated October 5, 2012 and filed October 9, 2012, and incorporated herein by reference)

Exhibit 2
Registration Rights Agreement by and between the Company and NRM VII Holdings dated October 5, 2012 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated October 5, 2012 and filed October 9, 2012, and incorporated herein by reference)

Exhibit 3
Stock Issuance Agreement by and between the Company and Intrexon dated as of October 5, 2012 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated October 5, 2012 and filed October 9, 2012, and incorporated herein by reference)

Exhibit 4	Joint Filing Agreement, dated as of October 15, 2012, by and among Mr. Kirk, NRM VII Holdings and Intrexon